

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

VIA U.S. MAIL

Jinsong Li
Chief Executive Officer
China Organic Agriculture, Inc.
Dalian City, Zhongshan District, 105
Youhao Road Manhattan Building #1, Suite 1511
Dalian City, Liaoning Province, P.R. China

> **Re:** **China Organic Agriculture, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed May 14, 2010**
> **File No. 000-52430**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 7

1. In future filings, please delete the last three sentences of the introductory paragraph as this duplicates statements made in the forward-looking statements disclaimer on page 3.

Our revenues depend in large part on our customer and supplier relationships, page 7

2. In future filings, please revise the risk factor to disclose that two customers comprise approximately 47% of your revenues and that revenues from each of these customers appears to be declining. Additionally, disclose that you are substantially dependent on two suppliers for approximately 54% of your purchases.

Our management is not familiar with the United States securities laws, page 13

3. In future filings, please revise this risk factor to disclose any applicable legal proceedings and the settlement with Lance C. Provo.

We will continue to incur significant costs as a result of operating as a public company, page 13

4. In future filings, please revise this risk factor to disclose that you have concluded that, as of December 31, 2009, your disclosure controls and procedures were not effective and that your internal controls over financial reporting were not effective.

Item 7. Management's Discussion and Analysis, page 16

5. In future filings, please revise the Management's Discussion and Analysis of Financial Condition and Results of Operation section to disclose and quantify each significant factor that contributed to the material changes in financial statement line items in the financial statements presented. For example, we note that you disclosed sales were increased in 2009 due to the Agricultural Products segment and the purchase of 60% of Dalian Huiming in October 2008. In future filings, please revise to quantify how the factors contributed to material changes in the financial statement line items.

Results of Operations – Annual Periods 2009 and 2008, page 17

6. Please revise your filing to include a separate discussion of operating results by segment, in addition to your current discussion of consolidated results. Please note that the presentation of your segment results and related discussion should follow your presentation of as well as discussion of consolidated operating results. See Item 303(a) of Regulation S-K.

Item 10. Directors and Executive Officers of the Registrant, page 27

7. In future filings, please revise your director biographies to discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for you. Refer to Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor